UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

MEDINA INTERNATIONAL HOLDINGS, INC.
(Name of Issuer)

Common Shares, $0.0001 par value
(Title of Class of Securities)

None
(CUSIP Number)

Arturo "Jake" Sanchez, CEO

5805 State Bridge Road, Suite G-328

Duluth, GA 30097
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 29, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
(1)	NAME OF REPORTING PERSONS: Arturo "Jake" Sanchez

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X ] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 20,000,000 (a)

	(8)	SHARED VOTING POWER 0

	(9)	SOLE DISPOSITIVE POWER 20,000,000 (a)

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 Common Shares (a)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.70% (b)

(14)	TYPE OF REPORTING PERSON IN

(a) At Closing (as defined herein) of the Acquisition and Purchase Agreement between Issuer and MedHold Innovations Holdings, Joint Venture, Mr. Sanchez (as a designee)  received 20,000,000 common shares.

(b) Based on 372,090,117 shares issued and outstanding as of the date of this filing.

CUSIP No.
(1)	NAME OF REPORTING PERSONS: Lawrence R. Litowitz

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,000,000 (a)

	(8)	SHARED VOTING POWER 0

	(9)	SOLE DISPOSITIVE POWER 1,000,000 (a)

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 Common Shares (a)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28% (b)

(14)	TYPE OF REPORTING PERSON IN

(a) At Closing (as defined herein) of the Acquisition and Purchase Agreement between Issuer and MedHold Innovations Holdings, Joint Venture, Mr. Litowitz (as a designee)  received 1,000,000 common shares.

(b) Based on 372,090,117 shares issued and outstanding as of the date of this filing.

CUSIP No.
(1)	NAME OF REPORTING PERSONS: John Stol

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 3,000,000 (a)

	(8)	SHARED VOTING POWER 0

	(9)	SOLE DISPOSITIVE POWER 3,000,000 (a)

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 Common Shares (a)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.85% (b)

(14)	TYPE OF REPORTING PERSON IN

(a) At Closing (as defined herein) of the Acquisition and Purchase Agreement between Issuer and MedHold Innovations Holdings, Joint Venture, Mr. Stol (as a designee)  received 3,000,000 common shares.

(b) Based on 372,090,117 shares issued and outstanding as of the date of this filing.

CUSIP No.
(1)	NAME OF REPORTING PERSONS: IMS Group, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X ] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 17,000,000 (a)

	(8)	SHARED VOTING POWER 0

	(9)	SOLE DISPOSITIVE POWER 17,000,000 (a)

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,000 Common Shares (a)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.84% (b)

(14)	TYPE OF REPORTING PERSON CO

(a) At Closing (as defined herein) of the Acquisition and Purchase Agreement between Issuer and MedHold Innovations Holdings, Joint Venture, IMS Group, LLC (as a designee)  received 17,000,000 common shares.

(b) Based on 372,090,117 shares issued and outstanding as of the date of this filing.

CUSIP No.
(1)	NAME OF REPORTING PERSONS: Elk Health Holdings, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 144,000,000 Common Shares; 12 Series "A" Convertible Preferred Stock (a)

	(8)	SHARED VOTING POWER 0

	(9)	SOLE DISPOSITIVE POWER 144,000,000 Common Shares; 12 Series "A" Convertible Preferred Stock (a)

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,000,000 Common Shares; 12 Series "A" Convertible Preferred Stock (a)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.02% Common Shares (b); 40% Series "A" Convertible Preferred Stock (c)

(14)	TYPE OF REPORTING PERSON CO

(a) At Closing (as defined herein) of the Acquisition and Purchase Agreement between Issuer and MedHold Innovations Holdings, Joint Venture, Elk Health Holdings, LLC (as a designee)  received 144,000,000 common shares and 12 Series "A" Convertible Preferred  Shares.

(b) Based on 372,090,117 common shares issued and outstanding as of the date of this filing.

(c) Based on 30 Series "A" Convertible Preferred  Shares issued and outstanding as of the date of this filing.

CUSIP No.
(1)	NAME OF REPORTING PERSONS: OB Holdings, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida Limited Liability Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 154,000,000 Common Shares; 18 Series "A" Convertible Preferred Stock (a)

	(8)	SHARED VOTING POWER 0

	(9)	SOLE DISPOSITIVE POWER 154,000,000 Common Shares; 18 Series "A" Convertible Preferred Stock (a)

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,000,000 Common Shares; 18 Series "A" Convertible Preferred Stock (a)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.84% Common Shares (b); 60% Series "A" Convertible Preferred Stock (c)

(14)	TYPE OF REPORTING PERSON CO

(a) At Closing (as defined herein) of the Acquisition and Purchase Agreement between Issuer and MedHold Innovations Holdings, Joint Venture, OB  Holdings, LLC (as a designee)  received 154,000,000 common shares and 18  Series "A" Convertible Preferred Shares.

(b) Based on 372,090,117 common shares issued and outstanding as of the date of this filing.

(c) Based on 30 Series "A" Convertible Preferred  Shares issued and outstanding as of the date of this filing.

CUSIP No.
(1)	NAME OF REPORTING PERSONS: RELIABLE ENERGY MANAGEMENT INFORMATION, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,000,000 Common Shares (a)

	(8)	SHARED VOTING POWER 0

	(9)	SOLE DISPOSITIVE POWER 1,000,000 Common Shares (a)

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 Common Shares (a)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28% Common Shares (b)

(14)	TYPE OF REPORTING PERSON CO

(a) At Closing (as defined herein) of the Acquisition and Purchase Agreement between Issuer and MedHold Innovations Holdings, Joint Venture, Reliable Energy Management Information, LLC (as a designee)  received 1,000,000 common shares.

(b) Based on 372,090,117 common shares issued and outstanding as of the date of this filing.

CUSIP No.
(1)	NAME OF REPORTING PERSONS: Dr. Leonard Makowka

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0

	(8)	SHARED VOTING POWER 1,000,000 Common Shares (a) (b)

	(9)	SOLE DISPOSITIVE POWER 0

	(10)	SHARED DISPOSITIVE POWER 1,000,000 Common Shares (a) (b)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 Common Shares indirectly (a) (b)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28% Common Shares indirectly (a) (b) (c)

(14)	TYPE OF REPORTING PERSON IN

(a) At Closing (as defined herein) of the Acquisition and Purchase Agreement between Issuer and MedHold Innovations Holdings, Joint Venture, Reliable Energy Management Information, LLC (as a designee)  received 1,000,000 common shares.

(b) Dr. Makowka is a 33% Interest Holder in Reliable Energy Management Information, LLC.

(c) Based on 372,090,117 common shares issued and outstanding as of the date of this filing.

CUSIP No.
(1)	NAME OF REPORTING PERSONS: Dr. Christopher Leggett, CMD

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 4,000,000 Common Shares (a)

	(8)	SHARED VOTING POWER 0

	(9)	SOLE DISPOSITIVE POWER 4,000,000 Common Shares (a)

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 Common Shares (a)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.14% Common Shares (b)

(14)	TYPE OF REPORTING PERSON IN

(a) At Closing (as defined herein) of the Acquisition and Purchase Agreement between Issuer and MedHold Innovations Holdings, Joint Venture, Dr. Christopher Leggett, CMD (as a designee)  received 4,000,000 common shares.

(b) Based on 372,090,117 common shares issued and outstanding as of the date of this filing.

CUSIP No.
(1)	NAME OF REPORTING PERSONS: OROSA Holdings, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 7,000,000 Common Shares (a)

	(8)	SHARED VOTING POWER 0

	(9)	SOLE DISPOSITIVE POWER 7,000,000 Common Shares (a)

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000 Common Shares (a)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2% Common Shares (b)

(14)	TYPE OF REPORTING PERSON CO

(a) At Closing (as defined herein) of the Acquisition and Purchase Agreement between Issuer and MedHold Innovations Holdings, Joint Venture, OROSA Holdings, Inc. (as a designee)  received 7,000,000 common shares.

(b) Based on 372,090,117 common shares issued and outstanding as of the date of this filing.

CUSIP No.
(1)	NAME OF REPORTING PERSONS: Derrick Orosa

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0

	(8)	SHARED VOTING POWER 7,000,000 Common Shares (a) (b)

	(9)	SOLE DISPOSITIVE POWER 0

	(10)	SHARED DISPOSITIVE POWER 7,000,000 Common Shares (a) (b)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000 Common Shares indirectly (a) (b)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2% Common Shares indirectly (a) (b) (c)

(14)	TYPE OF REPORTING PERSON IN

(a) At Closing (as defined herein) of the Acquisition and Purchase Agreement between Issuer and MedHold Innovations Holdings, Joint Venture, OROSA Holdings, Inc. (as a designee)  received 7,000,000 common shares.

(b) Derrick Orosa is President of OROSA Holdings, Inc.

(c) Based on 372,090,117 common shares issued and outstanding as of the date of this filing.

Item 1. Security and Issuer

This Schedule 13D (this "13D") is filed with respect to the Common Shares,  par value $0.0001 per share (the "Common Shares") and Series "A" Convertible Preferred Stock, par value $0.001 per share (the "Series "A" Convertible Preferred Stock"), of Medina International Holdings, Inc., a Colorado corporation (the "Issuer"). The principal executive office of the Issuer is located at 5805 State Bridge Road, Suite G-328, Duluth, GA 30097.

Item 2. Identity and Background

Below is information regarding the Reporting Persons.

(a)	This 13D is being filed on behalf of the following person: Arturo "Jake" Sanchez
(b)	The principal business address for the Reporting Person is 3231 Manor Ridge, Gainesville, GA 30506.

(c)

Employment Information:

Arturo "Jake" Sanchez was appointed CEO and Director of Medina International Holdings, Inc. on May 13, 2016. Jake is a seasoned executive with extensive skills in operations, technology, P&L oversight, direct and non-direct channel sales and marketing working with both startups and growth organizations.  He is a results oriented leader with proven accomplishments in strategic positioning using process driven approach to manage and scale organizations. He comes with a track record of increasing revenue, driving down costs, growing the bottom line while driving up productivity.  He has worked extensively in disruptive market opportunities where technology, regulations, and laws create havoc and change in existing markets allowing new players to enter the marketplace.

Mr. Sanchez was founder and Chairman/ CEO of Planning Technologies, Inc. where he developed leadership tactics focused on growth and revenue. PTI was recognized as one of the nation's premier leading providers of consulting and engineering services. The company grew under Mr. Sanchez's leadership to include more than 200 employees serving a worldwide client base of Fortune 100 companies and U.S. government agencies.  While working with the Veterans Administration Mr. Sanchez and his company designed, developed, integrated, and installed one of the first tele medicine applications for remote heart monitoring and diagnostics.

While at Sunrise Computer Systems in Atlanta, GA., he designed corporate data networks for large hospital systems most notably Piedmont Hospital in Atlanta.  He also worked with Wellstar, Georgia Baptist, Emory, and Northside Hospital.

Mr. Sanchez has been recognized as one of the nation's top entrepreneurs. Planning Technologies, Inc. won distinction as the Atlanta Hispanic Chamber of Commerce Hispanic Business of the Year, The Small Business Administration (SBA) Minority/Supplier of the year, the fastest growing Hispanic firm of the year, and The Department of Agriculture Minority Firm of the year. Mr. Sanchez has been recognized as a finalist for the Ernst & Young Entrepreneur of the Year Award and as a member of various High Tech 50 awards for Hispanic Magazine and various other technology publications.

He has served on the boards of the Red Cross, Georgia State Mack Robinson College of Business, Kennesaw State University Foundation executive committee, Charter Bank, One Georgia Bank (advisor) and was governor-appointed to serve on the Georgia Port Authority Board where he became chair of trade development.   Mr. Sanchez was also recognized as a Kennesaw State University Fellow and was awarded the prestigious Erwin Zaban Entrepreneurial award by the Foundation.

Mr. Sanchez received his undergraduate degree in Finance and was a four-year letterman in wrestling at Marshall University.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Sanchez is a citizen of United States.

(a)	This 13D is being filed on behalf of the following person: Lawrence R. Litowitz
(b)	The principal business address for the Reporting Person is 9217 Equus Circle, Boynton Beach, Florida 33472.

(c)

Employment Information:

Mr. Litowitz was appointed Interim CFO of Medina International Holdings, Inc. on May 13, 2016. Mr. Litowitz's experience includes over 35 years focusing on entrepreneurial and middle-market companies in a broad range of businesses. He has worked in venture capital, venture capital backed companies and companies with a nation- wide footprint. Additionally, he has participated or led 11 IPO transactions.  Additionally, he has been the CFO of 3 public companies ranging in size from $25mm to $350mm implementing Sarbox programs and interacting with institutional investors on road shows and investor calls. Mr. Litowitz has also been the CFO of a major Private Equity firm participating in many different financing rounds of all types.

He was the Chief Financial Officer for Galen Partners, a leading venture capital firm with over $400 million under management, specializing in healthcare businesses, including high tech enterprises. These included voice recognition technology, specialized data information and high tech infusion system companies. Total revenue of the portfolio companies was over $800 million. While at Galen, he was a member of numerous boards of portfolio companies of which three were taken public. He was the first employee and he structured the firm's due diligence as well as its reporting and accounting policies. Mr. Litowitz's responsibilities included acting as mentor and leader to portfolio Chief Financial Officers and was a liaison to many of Galen's investors.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Litowitz is a citizen of United States.

(a)	This 13D is being filed on behalf of the following person: John Stol
(b)	The principal business address for the Reporting Person is 2 Grove Isle 1206, Miami, Florida 33133.

(c)

Employment Information:

Mr. Stol was appointed Director of Medina International Holdings Company, Inc. on May 13, 2016.  His experience includes establishing startup businesses; running family owned operations; leading mergers and acquisition initiatives; transforming underperforming business models into successful corporations; and managing highly profitable divestures in complex or high risk situations. Mr. Stol is President and a Board Member of Royal Mining Investments, LLC (2009-present), Vice-President and a Board Member of Geologix America Consulting, S.A. (2009-present), and International Sales Director of Johnson, Morgan and White (2009-present) which are all Latin American companies.  Mr. Stol is also a Board Member of Andino International B.V.I and High Management Consulting (Colombia and Equador).  Mr. Stol earned an Industrial/Mechanical Engineer BA from the Universidad de los Andes of Bogota, Colombia in 1987.  In 1988, Mr. Stol received a BA in Psychology and in 1996 and MBA from the Universidad de la Sabana in Bogota, Colombia.  In 2001, he completed the Investors Program LATAM at the University of Miami.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Stol is a citizen of United States.

(a)	This 13D is being filed on behalf of the following entity: IMS Group, LLC
(b)	The principal business address for the Reporting Entity is 4701 N. Federal Hwy, Suite 300, Office #312, Pompano Beach, FL 33064.

(c)	Employment Information: IMS Group, LLC is a Florida Limited Liability Company.

(d)	The Reporting Entity has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Entity has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	IMS Group, LLC is a Florida Limited Liability Company.

(a)	This 13D is being filed on behalf of the following person/entity: Elk Health Holdings, LLC
(b)	The principal business address for the Reporting Person/Entity is 7150 SW 98th Street, Miami, Florida 33156.

(c)	Employment Information: Elk Health Holdings, LLC is a Florida Limited Liability Company.

(d)	The Reporting Person/Entity has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person/Entity has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Elk Health Holdings, LLC is a Colorado Limited Liability Corporation.

(a)	This 13D is being filed on behalf of the following entity: OB Holdings, LLC
(b)	The principal business address for the Reporting Entity is 12680 SW 91st Avenue, Miami, FL 33176.

(c)	Employment Information: OB Holdings, LLC is a Florida Limited Liability Company

(d)	The Reporting Person/Entity has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person/Entity has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	OB Holdings, LLC is a Florida Limited Liability Company.

(a)	This 13D is being filed on behalf of the following person: RELIABLE ENERGY MANAGEMENT INFORMATION, LLC
(b)	The principal business address for the Reporting Person is 2931 Plumbrook, Maumee, OH 43537.

(c)	Employment Information: Reliable Energy Management Information, LLC is an Ohio Limited Liability Company.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Reliable Energy Management Information, LLC is an Ohio Limited Liability Company.

(a)	This 13D is being filed on behalf of the following person: Dr. Leonard Makowka
(b)	The principal business address for the Reporting Person is 1827 Peacock Lane, Holland, OH 43528.

(c)

Employment Information:

Dr. Makowka was appointed Strategic Medical Manager of Medina International Holdings, Inc. on May 13, 2016. Dr. Makowka earned and received an M.D. in 1977 from the University of Toronto, a Master of Science from the Department of Pathology at the University of Toronto in 1979 and a Doctor of Philosophy in 1982 from the Department of Pathology at the University of Toronto.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Makowka is a United States citizen.

(a)	This 13D is being filed on behalf of the following person: Dr. Christopher JWB Leggett, CMD
(b)	The principal business address for the Reporting Person is P.O. Box 280, Duluth, GA 30097.

(c)

Employment Information:

Dr. Christopher JWB Leggett is a clinical academic interventional cardiologist. He received his board certifications in internal medicine, cardiology and interventional cardiology through the American Board of Internal Medicine. He presents to us with a lifetime of stellar achievement. A Native of Cleveland, Ohio he was born the tenth of eleven children to Willie and Ethel Leggett. At thirteen years of age, he was awarded a three year academic scholarship by the "A Better Chance" organization to attend Phillips Academy in Andover, Massachusetts. After graduation, he received a four year academic scholarship to attend Princeton University. He graduated with a Bachelor of Arts degree in Sociology in 1982. He was a campus leader and member of the Princeton University basketball team.

His education continued at Case Western Reserve School of Medicine where he received his Doctorate of Medicine in 1986. He completed his internal medicine internship and residency at the world renowned Johns Hopkins Hospital in Baltimore, Maryland. He then completed his cardiology fellowship at Emory University School of Medicine. Immediately following his fellowship he remained on faculty at Emory as an attending in the Cardiac Catheterization Laboratory at the Veterans Administration Hospital of Atlanta. Dr. Leggett was then offered a prestigious interventional cardiology fellowship at the University of Alabama at Birmingham under the tutelage of world leader and pioneer of cardiac stent technology, Dr. Gary Roubin. He was subsequently expertly trained in all aspects of coronary and peripheral endovascular interventions and technology.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Christopher JWB Leggett, CMD is a citizen of the United States of America.

(a)	This 13D is being filed on behalf of the following person: OROSA Holdings, Inc.
(b)	The principal business address for the Reporting Person is 927 Lincoln Road, Suite #200, Miami Beach, FL 33139.

(c)	Employment Information: OROSA Holdings, Inc. is a Florida corporation.

(d)	The Reporting Person/Entity has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person/Entity has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	OROSA Holdings, Inc. a a Florida corporation.

(a)	This 13D is being filed on behalf of the following person: Derrick Orosa
(b)	The principal business address for the Reporting Person is 12021 SW 40th Street, Miami, FL 33175.

(c)

Employment Information: Mr. Orosa's knowledge and proven track record in creating companies that have been profitable and successful at capitalizing the markets have been the main components to his own success, and most importantly, his clients'.  Mr. Orosa is currently in the process of creating and organizing Health Care City, in which an ACO, MCO, MSO, hospitals and strategically located outpatient centers providing a complete array of Healthcare Services using Integrated Technology on site and in each location, including, Pharmacy, Clinical and Diagnostic Lab, Radiology, Durable Medical Equipment, Home Health and Connective Medicine using Tele-Health along with Physician and Specialist Services.

(d)	The Reporting Person/Entity has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person/Entity has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Orosa is a citizen of the United States of America.

Item 3. Source and Amount of funds or Other Consideration

On April 29, 2016, Medina International Holdings, Inc. (the "Company") entered into an Acquisition and Purchase Agreement with Medical Innovation Holdings, a Joint Venture ("MedHold") with an effective date of April 29, 2016, whereby all of the assets of MedHold would be acquired by the Company from MedHold.  Per the Agreement, MedHold received 351,000,000 common shares (98.3%) of the Company.  At the Closing of the Acquisition and Purchase Agreement, the following persons/entity received shares  as designated by MedHold as follows:

Name and Address of Beneficial Owner (1)	Nature of Beneficial Ownership	Amount and Nature of Beneficial Owner

Arturo "Jake" Sanchez, CEO	Common Stock	20,000,000

Lawrence R. Litowitz, Interim CFO	Common Stock	1,000,000

John Stol, Director	Common Stock	3,000,000

IMS Group, LLC	Common Stock	17,000,000

Elk Health Holdings, LLC	Common Stock	144,000,000

OB Holdings, LLC	Common Stock	154,000,000

Reliable Energy Management Information, LLC (1)	Common Stock	1,000,000

Dr. Christopher Leggett, CMD	Common Stock	4,000,000

OROSA Holdings, Inc. (2)	Common Stock	7,000,000

OB Holdings, LLC	Series "A" Convertible Preferred Stock	18

Elk Health Holdings, LLC	Series "A" Convertible Preferred Stock	12

(1) Dr. Leonard Makowka, Strategic medical Manager, is a 33% Interest Holder Member in the LLC
(2) Derrick Orosa is President of OROSA Holdings, Inc.

Item 4. Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated herein by reference.

Arturo "Jake" Sanchez and Lawrence R. Litowiz are deemed beneficial owners as Officers of the Issuer.  John Stol and Ramuindo Dias are deemed beneficial owners as Directors of the Issuer.  Elk Health Holdings, LLC and OB Holdings, LLC are more than 5% beneficial owners.  Dr. Leonard Makowka, Dr. Christopher Leggett, CMD and Derrick Orosa were deemed beneficial owners as management with MedHold.

The Reporting Persons have plans which relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D as follows:

(a) - (c)

Acquisition Agreement - April 29, 2016 - Medina International Holdings, Inc. and Medical Innovation Holdings

On April 29, 2016, Medina International Holdings, Inc. (the "Company") entered into an Acquisition and Purchase Agreement with Medical Innovation Holdings, a Joint Venture ("MedHold") with an effective date of April 29, 2016, whereby all of the assets would be acquired by the Company from MedHold. In conjunction therewith, a total of approximately $3,112,599 in debt owed by the company and its subsidiaries, will be released from the company at closing.

Acquisition and Purchase Agreement - Medina International Holdings, Inc. and  Daniel Medina and Rao Mankal

The Company has entered into an Agreement and completed a disposition of assets to Madhava Rao Mankal and Daniel Medina, who agreed to purchase those certain assets known as the "boat assets" and the stock of Harbor Guard Boats, Inc., and have agreed to assume certain of the debts listed in the Agreement attached as an exhibit hereto.  Madhava Rao Mankal and Daniel Medina  released the notes to themselves, and  provided releases of the other notes or obligations as to any liability of Medina International Holdings, Inc.  The closing shall occurred simultaneously and as a condition of the closing of the Acquisition Agreement with medical Innovation Holdings, Joint Venture. The company is relieved, through this divestiture, of the large debt of over $1,140,311 carried on its books, and any assets associated therewith, which have all been written off at this time.  The agreement further provided that certain common shares  of the company be surrendered, owned by Albert Mardikian, MGS Gran Sports, Daniel Medina, and Madhava Rao Mankal, totaling 35 million shares, which shall be cancelled and retired to treasury.

Settlement Agreement and Release - Medina International Holdings, Inc. and Chenji Srinivasan Seshadri

In conjunction with the Acquisition and Purchase Agreement discussed in the preceding section, Medina International Holdings, Inc. (the "Company") entered into a Settlement Agreement and Release with Chenji Srinivasan Seshadri ("Debtholder") and Harbor Guard Boats, Inc., a California Corporation ("Harbor Guard").

The Agreement compromises, settles and otherwise resolves all claims for common shares, subscriptions, or Notes, or debts, relating to the Company and Debtholder as to any and all claims or causes of action whatsoever against the Company by Debtholder for any matter, action, or representation as the Company, any debt or Note, the subscription, by the subscriber, and other potential claims and causes of action arising from any relationship, agreement, subscription, debt, or Note, or actions of the Company or its management which may be claimed by Debtholder up to the date hereof.

Settlement Agreement and Release - Medina International Holdings, Inc., Daniel Medina, and Harbor Guard Boats, Inc.

In conjunction with the Acquisition and Purchase Agreement discussed in the preceding section, Medina International Holdings, Inc. (the "Company") entered into a Settlement Agreement and Release with Daniel Medina ("Debtholder") and Harbor Guard Boats, Inc., a California Corporation ("Harbor Guard").

Harbor Guard assumed and agreed to pay the debt that Debtholder hold of Medina International and that is released from the Company.  Such debt is $567,660.30 including all interest and accrued payroll.

Settlement Agreement and Release - Medina International Holdings, Inc., Madhava Rao Mankal, and Harbor Guard Boats, Inc.

In conjunction with the Acquisition and Purchase Agreement discussed in the preceding section, Medina International Holdings, Inc. (the "Company") entered into a Settlement Agreement and Release with Madhava Rao Mankal ("Debtholder") and Harbor Guard Boats, Inc., a California Corporation ("Harbor Guard").

Harbor Guard assumed and agreed to pay the debt that Debtholder hold of Medina International and that is released from the Company.  Such debt is $572,651.30 including all interest and accrued payroll.

Settlement Agreement and Release - Medina International Holdings, Inc.,  Srikrishna Mankal, and Harbor Guard Boats, Inc.

In conjunction with the Acquisition and Purchase Agreement discussed in the preceding section, Medina International Holdings, Inc. (the "Company") entered into a Settlement Agreement and Release with Srikrishna Mankal ("Debtholder") and Harbor Guard Boats, Inc., a California Corporation ("Harbor Guard").

Harbor Guard assumed and agreed to pay the debt that Debtholder hold of Medina International and that is released from the Company.  Such debt is $57,000 including all accrued interest.

Completion of Acquisition

On April 29, 2016, Medina International Holdings, Inc. (the "Company") entered into an Acquisition Agreement ("Acquisition") with Medical Innovation Holdings, a Joint Venture ("MedHold") with an effective date of April 29, 2016, whereby all of the assets of Medhold would be acquired by the Company from MedHold. Pursuant to the Asset Acquisition Agreement, the closing of the Acquisition was effective April 29, 2016.

Per the Acquisition Agreement, the following items occurred:

  The Company approved the issuance of 351,000,000 shares of the Company's restricted common stock  to MedHold's designees;

  30 shares of Series "A" Convertible Preferred Stock, representing all the Preferred issued and outstanding of Medina International Holdings, Inc. from Madhava Rao Mankal and Daniel Medina shall be conveyed for $100 to MedHold;

  A total of 35,000,000 common shares owned by Madhava Rao Mankal, Daniel Medina and Albert Mardikian, and MGS Grand Sports, Inc. shall be conveyed under separate Share Purchase Agreements to retire to treasury for $100 each;

  The outstanding notes for legal fees for a total of $256,000, approximately, plus accrued interest thereon, were assumed and agreed to be paid in accordance with the terms thereof, without defenses or disagreements thereto at the time of closing.  The outstanding balances due to the auditor (approximately $18,000, including current quarter review fees) and transfer agent (approximately $1,500) shall be paid as the earnest money; and

  Assignments of the Assets were issued in the form of a Bill of Sale duly executed.

Disposition of assets:  The Company has completed a disposition of assets to Madhava Rao Mankal and Daniel Medina, who agreed to purchase those certain assets known as the "boat assets" and the stock of Harbor Guard Boats, Inc., and have agreed to assume certain of the debts listed in the Agreement attached as an exhibit hereto.  Madhava Rao Mankal and Daniel Medina  released the notes to themselves, and  provided releases of the other notes or obligations as to any liability of Medina International Holdings, Inc.  The closing shall occurred simultaneously and as a condition of the closing of the Acquisition Agreement with Medical Innovation Holdings, Joint Venture. The Company is relieved, through this divestiture, of the large debt of over $1,140,311 carried on its books, and any assets associated therewith, which have all been written off at this time.  The agreement further provided that certain common shares of the Company be surrendered, owned by Albert Mardikian, MGS Gran Sports, Daniel Medina, and Madhava Rao Mankal, totaling 35 million shares, which shall be cancelled and retired to treasury.

(d)

In connection with the closing of the Acquisition and Purchase Agreement on April 29, 2016, and effective ten days after mailing of a Notice pursuant to Section 14(f) of the Securities Exchange Act of 1934, John Erich Lewis and Michael J. Gallo resigned as Officers and Directors of the Company.  Daniel Medina and Madhava Rao Mankal resigned as Officers and Directors upon filing of the Form 10K and Form 10Q filings on May 13, 2016.  John Stol and Raimundo Dias are appointed as Directors concurrent with the transactions herein described, and Arturo Sanchez and Lawrence Litowitz are appointed effective ten days after the mailing of the Section 14(f) Notice to Shareholders.

(e)	None.

(f)	None.

(g)	New Management and the Company intends to change the Company's name and reverse split of the Company's stock.

(h)	None.

(i)	None.

(j)	None.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

	(a) Aggregate number and percentage of the class of securities beneficially owned	Sole Power to Vote or to Direct the Vote:	Shared Power to or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of:	Shared Power to Dispose or to Direct the Disposition of:

	(Common Stock)
Arturo "Jake" Sanchez	20,000,000 - 5.70%	20,000,000	0	20,000,000	0

Lawrence R. Litowitz	1,000,000 - 0.28%	1,000,000	0	1,000,000	0

John Stol	3,000,000 - 0.85%	3,000,000	0	3,000,000	0
IMS Group, LLC	17,000,000 - 4.84%	17,000,000	0	17,000,000	0

Elk Health Holdings, LLC	144,000,000 - 41.02%	144,000,000	0	144,000,000	0

OB Holdings, LLC	154,000,000 - 43.84%	154,000,000	0	154,000,000	0

Reliable Energy Management Information, LLC	1,000,000 - 0.28%	1,000,000	0	1,000,000	0
Dr. Leonard Makowka (1)	1,000,000 - 0.28%	0	1,000,000	0	1,000,000

Dr. Christopher Leggett, CMD	4,000,000 - 1.14%	4,000,000	0	4,000,000	0

OROSA Holdings, Inc. (2)	7,000,000 - 2%	7,000,000	0	7,000,000	0

	(Series "A" Convertible Preferred Stock)
OB Holdings, LLC	18-60%	18	0	18	0
Elk Health Holdings, LLC	12-40%	12	0	12	0

(1) Dr. Leonard Makowka, Strategic Medical Manager, is a 33% Interest Holder Member in Reliable Energy Management Information, LLC.

(2) Derrick Orosa is President of OROSA Holdings, Inc.

(c)	Except as disclosed above, the Reporting Person has not effected any transaction in the shares during the preceding 60 days.

(d)

No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares reported on this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above which is incorporated by reference herein.

Item 7. Material to Be filed as Exhibits

10.1	Acquisition and Purchase Agreement between Medina International Holdings, Inc. and MedHold Innovations Holdings, Joint Venture
10.2	Acquisition and Purchase Agreement - Medina International Holdings, Inc. and Daniel Medina and Rao Mankal

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2016

By:	/s/ Arturo "Jake" Sanchez
Name:	Arturo "Jake" Sanchez

By:	/s/ Lawrence R. Litowitz
Name:	Lawrence R. Litowitz

By:	/s/ John Stol
Name:	John Stol

IMS Group, LLC

By:	/s/ Maria Hernandez
Name:	Maria Hernandez, Manager

Elk Health Holdings, LLC

By:	/s/ Maria Del Pilar Gutierrez
Name:	Maria Del Pilar Gutierrez, Manager

OB Holdings, LLC

By:	/s/ Alexis Birbragher
Name:	Alexis Birbragher, Manager

Reliable Energy Management Information, LLC

By:	/s/ John Antonio
Name:	John Antonio, Manager

By:	/s/ Dr. Leonard Makowka
Name:	Dr. Leonard Makowka

By:	/s/ Dr. Christopher Leggett
Name:	Dr. Christopher Leggett, CMD

OROSA Holdings, Inc.

By:	/s/ Derrick Orosa
Name:	Derrick Orosa, President

By:	/s/ Derrick Orosa
Name:	Derrick Orosa